Exhibit 99.1

Wearable Devices Secures U.S. Patent for Combined Voice and Gesture Control

Newly allowed patent extends Wearable Devices’ innovative gesture technology into the domain of voice control

YOKNEAM ILLIT, ISRAEL, April 23, 2025 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (the “Company” or “Wearable Devices”) (Nasdaq: WLDS, WLDSW), a technology growth company specializing in artificial intelligence (“AI”)-powered touchless sensing wearables, today announced that the United States Patent and Trademark Office has allowed its patent titled “Gesture and Voice-Controlled Interface Device.”

This patent represents a significant advancement in the Company’s strategic intellectual property (“IP”) portfolio, strengthening global protection for its core innovations in wearable bio-potential sensors. The Company’s IP strategy includes patent families designed to protect a wide spectrum of future applications, ensuring agility in response to emerging global market needs.

The newly allowed patent enables the integration of gesture recognition with voice control interfaces, introducing personalization features, and combining both neural and voice-based user authentication. This creates a more seamless, secure, and intuitive human-machine interaction.

The patented technology enables intuitive, hands-free interaction across a wide range of applications. For example, users wearing AI-powered or augmented reality (“AR”) glasses can navigate maps, control audio, and access virtual assistants using natural gestures and voice commands. In smart home applications, a user can use their voice to select a home appliance to control - such as the TV volume or air conditioning temperature - and then use subtle gestures to fine-tune the settings. In multi-user environments, such as smart homes or shared AR systems, the device intelligently recognizes individual users through unique gesture and voice signatures, delivering personalized experiences. In clinical or surgical settings, medical professionals can interact with digital interfaces - scrolling, zooming, or switching views - without compromising sterility, using only in-air gestures and voice cues.

“Voice control is an essential interface for smart environments, but it often lacks the precision, personalization and the security users need,” said Guy Wagner, President and Chief Scientific Officer of Wearable Devices. “By integrating voice and gesture-based interaction along with neural and voice-based user authentication, we’re bridging that gap, enabling users not only initiate actions by voice but also to fine-tune and personalize device behavior through intuitive gestures. This combination introduces a new dimension of seamless, secure, and intelligent human-computer interaction.”

About Wearable Devices Ltd.

Wearable Devices Ltd. is a pioneering growth company revolutionizing human-computer interaction through its AI-powered neural input technology for both consumer and business markets. Leveraging proprietary sensors, software, and advanced AI algorithms, the Company’s innovative products, including the Mudra Band for iOS and Mudra Link for Android, enable seamless, touch-free interaction by transforming subtle finger and wrist movements into intuitive controls. These groundbreaking solutions enhance gaming and the rapidly expanding AR/VR/XR landscapes. The Company offers a dual-channel business model: direct-to-consumer sales and enterprise licensing. Its flagship Mudra Band integrates functional and stylish design with cutting-edge AI to empower consumers, while its enterprise solutions provide businesses with the tools to deliver immersive and interactive experiences. By setting the input standard for the XR market, Wearable Devices is redefining user experiences and driving innovation in one of the fastest-growing tech sectors. Wearable Devices’ ordinary shares and warrants trade on the Nasdaq under the symbols “WLDS” and “WLDSW,” respectively.

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss our IP strategy and the benefits and advantages of it, emerging global market needs and the benefits and advantages of newly patented technology. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2024, filed on March 20, 2025 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact
Michal Efraty
IR@wearabledevices.co.il